INVEST IN **FISHNET INC.**

An interactive streaming platform featuring Fishtank, a live 24/7 reality series


fishtank
LIVE

fishtank.live Providence RI

Entertainment Film Media

LEAD INVESTOR



Galaxy Holdings

We're incredibly excited to support Fishtank in this financing round. The team has a proven track record--they built an entirely new tech platform and launched a very successful first season without any external funding. Fishtank season 1 pushed the boundaries of user interaction/engagement for a streaming service, and created a playbook that both first- and, eventually, third-party creators can use to be successful on this platform. Future seasons in the works, the evolution of an even more robust platform / tech stack, a large and growing user base--all of those factors bode incredibly well for the business' future. We're confident that, equipped with the proceeds of this raise, the Fishtank team is more than ready to take this business to the next level. Congrats to Sam, Bill, Jet, Ben, Chris, Wes, Max, Richard, and the entire Fishtank team--thrilled to be a part of it!

Invested $10,000 this round

Highlights

1. Generated $1.25M+ in revenue in 6 weeks
2. 600K+ unique site users and many millions of views of views across all social media platforms
3. 70,000+ paying customers
4. Die-hard grassroots community built organically with zero marketing budget
5. We created a groundbreaking new genre of TV with invasive live streaming & audience interaction

Our Team



Sam Hyde Founder



Jet Neptune Co-founder



Ben Taylor Producer



Bill Ottman Co-founder



Chris Lynch Producer



Wes Moses Lead Developer



Max Lagardi Production Designer



Richard Kovar Developer

Fishtank Admin Developers, Production, Actors, Staff

Fishtank


fishtank
KITCHEN
fishtank
LIVE

Introduction

Fishtank is a social streaming app featuring Fishtank LIVE, a 24/7 interactive streamer house and contest.

Now we want the fish to own a piece of the tank.

Fishnet Inc (a Delaware C-corp) began as Bigg Topp Productionz LLC, creator of **Fishtank.live**, a web-based reality series featuring eight contestants in a fully monitored smart house that is live-streamed 24/7 for six weeks. Viewers are able to interact with and prank contestants to determine what happens to them by buying 'tokens' which can access 'fishtoys'. Cash prizes are awarded to

buying "tokens" which can access "fishtoys". Cash prizes are awarded to contestants and the winner. The first season of *Fishtank* began streaming on April 18th, 2023 and reached millions.


Sam Hyde's Psychotic Reality Show | Fishtank S1
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MATURE 17+
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ESRB
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Traction (Since 4-18-23)

- Generated $1.25M+ in revenue in 6 weeks
- 600K+ unique site users and many millions of views of views across all social media platforms
- 70,000 paying customers
- Die-hard grassroots community built organically with a $0 marketing budget
- Fishtank has successfully ground-broken a new genre of TV entertainment with its unique blend of invasive live streaming & audience interaction

Revenue Model

- Recurring Season Passes: Customers gain access to all archived footage from the entire 42 day experience as well as the episodic series- delivered once complete. Additionally, users receive bonus profile perks and discounts.
- Tokens: In-app currency used to buy Fishtoys (live action pranks), text-to-speech messages, participate in polls, and even customize your user profiles with new avatars and chat colors.
- Experimental media production and licensing
- Recurring memberships
- Ads (Our own ad network NOT controlled by any advertisers)
- <u>Merch Shop</u>
- Real estate
- Fees (once platform is built out)

Season 1 Interface


fishtank
BEDROOM 1
BEDROOM 2
BEDROOM 3
GET TOKENS
100
350
1200
6400
$9.99
$29.99
$99.99
$499.99
HALLWAY (DOWNSTAIRS)
HALLWAY (UPSTAIRS)
WELCOME TO FISHTANK: BILL


fishtank
bill
Settings
Log Out
GET TOKENS
GET SEASON PASS
USE FISHTOYS
MERCH SHOP
SEE CONTESTANTS
CONTACT SUPPORT
MONITORING POINT
BEDROOM 1
BEDROOM 2
BEDROOM 3
BEDROOM 4
LIVING ROOM
KITCHEN
CONFESSIONAL
LAUNDRY ROOM
GARAGE
HALLWAY (DOWNSTAIRS)
HALLWAY (UPSTAIRS)
Fishtoys
Letty Pep Talk
A staff member will give Letty a pep talk
6400
Loot Crate
Bring a crate of goodies to the contestant of your choice
2500
Snack Delivery
1000
Camera Down
Shut down a camera feed temporarily
1250
Camera Up
Restore a camera feed without notifying the contestant
600
Give Josie a Plushie
A staff member will hand deliver Josie a plushie, courtesy of you!
8000
Ready!
Chat
Leaderboard
Get a season pass to join the chat!
WELCOME TO FISHTANK


fishtank
bill
Settings
Log Out
GET TOKENS
GET SEASON PASS
USE FISHTOYS
MERCH SHOP
SEE CONTESTANTS
CONTACT SUPPORT
MONITORING POINT
BEDROOM 1
BEDROOM 2
BEDROOM 3
BEDROOM 4
LIVING ROOM
KITCHEN
ONLINE
Chat
Leaderboard
Fishtank has no venture capital seed money, we rely entirely on viewer contributions. You are the director.
To support Fishtank, sign up for the Season Pass. You get:
>> Custom username color in chat
>> Custom profile picture
>> 20% off all FISHTOYS
>> FREE copy of Fishtank Season One, emailed to you once complete
$40.00, one time payment.
GET SEASON PASS

Season 2 Interface


fishtank
ADMIN TOOLS
DAILY LOGIN BONUS XP
SETTINGS
LOG OUT
MENU
INVENTORY
MISSIONS
LOGS
POLL
DAY
DATE
FISH REMAINING
99
8/8
ONLINE
ROOM
GLOBAL
PILOT
EPISODE 2
EPISODE 3
EPISODE 4
EPISODE 5
EPISODE 6
EPISODE 7
EPISODE 8
EPISODE 9
EPISODE 10
128 / 175 XP
FIVE MORE DAYS UNTIL THE PREMIERE...
Your secrets are safe with us...


GET TOKENS
F100
$9.99 USD
F350
$29.99 USD
F1200
$99.99 USD
F6400
$499.99 USD
CLAN UP, YOU'RE GONNA NEED SOME


fishtank
ADMIN TOOLS
DAILY LOGIN BONUS XP
SETTINGS
LOG OUT
MENU
CLANS
NEW CLAN
TOP CLANS
99
8/8


MERCH
CONTESTANTS
CLANS
TOKENS
MISSIONS
Mondo Megabits
DoUFeelNCharge
THE GOLDSTRIKERS
Bum Army
JosieGang
HAUSBOMB
THE KINOPLEX
PROTECTION...
FEEDBACK APPRECIATED

Roadmap

- Season 2 Launch, S3, S4...
- Launch apps cross-platform with more gamification, decentralization and social functionality
- Reward users for loyalty and watch time with XP and progression system
- Build out developer and production teams
- Take applications for new shows and become a streaming platform
- Purchase real-estate for future seasons and more productions

App Features

Live Streams - The main feature of the website. A grid of live video streams, which are cameras running in the Fishtank house. Each live stream is a different room in the house.

Episodes - Videos of the edited series.

Merch - Shopify store selling merchandise.

Tokens - Tokens are Fishtank currency, purchased with real money. Tokens are used to buy items, vote in polls, send TTS/SFX, buy profile photos, and tip other users.

Items - Users can acquire items and hold them in their inventory. To use an item and apply it's effects, you must click it in your inventory. A user can have 9 different items in their inventory. These items stack.

There are 4 different types of items:

Fishtoys - Effect the house in real life. They are queued, and must be manually reviewed, approved, and handled by producers. For example "Bed Snatcher": a Fishtoy that will have a contestant's bed removed for the night. Because of the manual fulfillment these items require, they are only usable when producers/admins toggle the feature flag on. They can be purchased at any time.

Wartoys - Affect users in a targeted clan. They can be used instantly, but there is a cooldown period for targeted clans.

Consumables - Effect the user that consumes the item. Randomly dropped to users while they are online. They can be used instantly. Some can be consumed for XP and some can be consumed for tokens. They have some flavor text and send a chat message when used.

TTS/SFX - Special items that can be used to send a TTS (Text-to-speech) message or SFX.

Real-time chat - Requires a season pass to send messages. Each live stream has it's own chat room. Clans have their own private chat room. There is also a global chat room.

Polls - Real-time polls where users vote. 1 vote costs 1 token. Polls are manually started and stopped by mods and admins. They can be for fun, or to decide the outcome of an event on the show.

Clans - Groups of users. Only season pass XL users can create clans. Users must have a season pass to join a clan. Your clan tag will be shown in the chat next to your name. Each clan has a name, description, color, and custom emblem image.

RPG/ Game Elements - Users gain experience points by chatting, using items, and being active on the website. There is no level cap. Each user's level is displayed in the user's profile.

Missions - Each day, users will receive 2 random missions. Upon completing these missions, you are awarded some XP, and also a medal which can be used as an emoji in the chat.

Profiles - Artwork the user can purchase which will be displayed on their profile.

Announcements - The scrolling LED message at the bottom of the screen. Updated manually by admins.

Stats - A panel which shows some stats about the house. The current time, the number of days since going live, how many contestants have been eliminated.

Contestants - A page showing info about the contestants.

Live Stream Auto Mode - Producers may set a live stream as the active live stream. When a user toggles this on, their camera will always follow the live stream set by the producers. Requires manual work from the producers.

Media Coverage

- **Fishtank: the best reality TV show that will never air** - Poptopic
- **Recap of Season 1** - Sam and Nick's Perfect Clips
- **Wikipedia**
- **New Mexican man participates in 24/7 stream contest show 'Fishtank'** - KOB4
- **History of Fishtank** - Know Your Meme

Company Ethos

- **Committed to Stories**

We strive to create good entertainment, we will get 3 hours of sleep for 42 days in a row to ensure that the content on-screen is riveting. Above all else is a love for human interaction, finding shining moments in people through applying pressure- finding the best in people. The staff is obsessed with entertaining the audience and making sure the product is beyond good.

- **Free Speech Environment**

We're committed to providing a fun community space for all participants outside of the suffocating grasp of the big tech oligarchy- we want Fishtank to be an ode to early internet fun that seems lost in modern entertainment.

- **Safety and Security**

Our contestants and community deserve a good experience throughout the show. Our team is highly dedicated to ensure all participants remain safe while in our care and our users deserve their data safe, secure and unsold. (for contestants and the community)

Goals

- Make "Fishtank: Season 2" an even better experience than the first
- Incorporate community feedback into improving the experience for all involved

- Launch the Fishnet app and start more shows
- Double the revenue and active users in the next year

Forward-looking projections cannot be guaranteed.

FAQ

Are there any perks?

All investors will receive quarterly emails regarding company progress, with specific examples of what's been completed since the last correspondence. These communications will be an honest pulse on how we're doing, including the hurdles and issues we will face together.

As an investor, you're gaining access to an honest and transparent view of Fishnet Inc. and will be kept in the loop on all happenings. Additionally, you will receive early access to rough cuts of the episodic show, and be given an official investor badge on the site and a Fishtoy play around with as a fun little thank you.

Do I have to be an accredited investor to invest?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

What is the minimum amount I can invest?

$100.

What's the maximum I am legally allowed to invest?

Through Regulation Crowdfunding everyone can invest at least $2,200. How much you're able to invest above that depends on your net income and net worth. You can see how much you're allowed to invest by entering those two numbers under "Investor Limits" **here** (once you've created and logged in to a Wefunder account).

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Am I guaranteed to get the amount that I signed up for?

No. If we are oversubscribed, we may not be able to accept all investments and may reduce individual investments - in which case you'll be refunded for the difference.

Can I invest if I don't live in the United States?

With a few exceptions, investments can be accepted from international investors as long as you represent that you are complying with the law in your country. **Here's** a step-by-step guide on investing from outside the US.

The only exceptions are the Canadian provinces of Quebec, Ontario, and Alberta which have requested that Wefunder bar their residents from investing on Wefunder's platform, as well as certain **sanctioned countries**.

What fees do investors pay?

For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100. For credit cards, Apple Pay, or Google Pay, Wefunder charges a 5% fee, with a minimum of $8 and no maximum.

Investors can get their first investment fee-free by completing the welcome sequence when creating their account (**www.wefunder.com/welcome**) and using their ACH bank account (US banks only) or a wire. *Just so you know, this only applies to first investments.*

Fees are one-time and are not reoccurring.

How will I make a return on my investment, and when?

How will I make a return on my investment, and when?

We're not able to make lots of future projections, but we have big ambitions for the company.

If we have a successful exit in the future (like an IPO, merger, or acquisition) for more than that amount, you'll see a return on your investment. In the future depending on our level of success we may also have the potential to offer dividends.

Where can I ask a question?

You can ask any questions you have in the "Ask A Question" section of this page.

How and when do I get my perk?

Realistically not until at least 60 days after the campaign is fully closed. Make sure to use the same email you used to sign up for Fishtank.live so that we can easily transfer the perk.